Exhibit 12.1

Discover Financial Services

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the Six Months Ended		For the Years Ended November 30,
	May 31, 2012	May 31, 2011	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income tax expense	$1,881,414	$1,646,462	$3,511,244	$1,268,859	$2,120,898	$1,657,605	$1,525,714
Losses from unconsolidated investees	4,854	1,786	5,301	4,143	3,396	3,946	4,279

	1,886,268	1,648,248	3,516,545	1,273,002	2,124,294	1,661,551	1,529,993
Fixed Charges:
Total interest expense	693,799	762,707	1,484,552	1,582,988	1,251,285	1,288,004	1,223,271
Interest factor in rents	2,911	2,609	5,387	4,740	4,383	4,777	3,489

Total fixed charges	696,710	765,316	1,489,939	1,587,728	1,255,668	1,292,781	1,226,760

Earnings from continuing operations before income tax expense and fixed charges	$2,582,978	$2,413,564	$5,006,484	$2,860,730	$3,379,962	$2,954,332	$2,756,752

Ratio of earnings to fixed charges	3.7	3.2	3.4	1.8	2.7	2.3	2.2

Fixed charges are the sum of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of interest within rental expense.